UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli/Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For Immediate Release

ASUR 2Q09 PASSENGER TRAFFIC DOWN 26.76% YOY

México D.F., July 27, 2009 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced results for the three-and six-month periods ended June 30, 2009.

2Q09 Highlights1:

•	EBITDA[2] declined by 24.62% to Ps.400.90 million
•	Total passenger traffic was down 26.76%
•	Total revenues declined by 16.10%, due to declines of 17.71% in aeronautical revenues and 12.99% in non-aeronautical revenues
•	Commercial revenues per passenger increased by 20.29% to Ps.59.29 per passenger
•	Operating profit declined by 36.33%
•	EBITDA margin was 59.10% compared with 65.78% in 2Q08

1.

Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Mexican Financial Reporting Standards and represent comparisons between the three-and six-month periods ended June 30, 2009, and the equivalent three- and six-month periods ended June 30, 2008. Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 13.1722.

2.

EBITDA means net income before: provision for taxes, deferred taxes, deferred employees profit sharing, non-ordinary items, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP and may be calculated differently by different companies.

ASUR 2Q09, Page 1 of 14

Passenger Traffic

For the second quarter of 2009, total passenger traffic declined year-over-year by 26.76%. International passenger traffic declined 30.62% while domestic passenger traffic declined by 21.63%.

On April 28, 2009 the World Health Organization  announced  the outbreak of  the H1N1 Influenza in Mexico. As a result, total year-over-year passenger traffic declined 2.1% in April, 50.7% in May and 28.4% in June.

The 30.62% decline in international passenger traffic resulted mainly from a decline of 31.31% in international traffic at the Cancún airport. The 21.63% decline in domestic passenger traffic resulted mainly from declines of 29.77%, 17.41%, 26.17%, 30.56% and 62.66% at the Mérida, Cancún, Veracruz, Villahermosa and Cozumel airports, respectively.

For 1H09, total passenger traffic declined by 14.53% compared to 1H08, with domestic passenger traffic down 17.88% and international passenger traffic down 12.30%.

Table I: Domestic Passengers (in thousands)

Airport	2Q08	2Q09	% Change	1H08	1H09	% Change
Cancún	890.7	735.6	(17.41)	1,675.8	1,391.6	(16.96)
Cozumel	24.1	9.0	(62.66)	47.8	26.0	(45.61)
Huatulco	65.5	77.5	18.32	130.3	160.5	23.18
Mérida	302.7	212.6	(29.77)	617.4	451.5	(26.87)
Minatitlán	40.3	31.7	(21.34)	78.7	66.8	(15.12)
Oaxaca	123.6	97.9	(20.79)	254.6	234.9	(7.74)
Tapachula	58.8	47.8	(18.71)	119.9	105.0	(12.43)
Veracruz	235.8	174.1	(26.17)	457.5	381.3	(16.66)
Villahermosa	238.9	165.9	(30.56)	479.8	353.9	(26.24)
TOTAL	1,980.4	1,552.1	(21.63)	3,861.8	3,171.5	(17.88)
Note:	Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	2Q08	2Q09	% Change	1H08	1H09	% Change
Cancún	2,427.3	1,667.4	(31.31)	5,290.8	4,661.0	(11.90)
Cozumel	131.8	94.9	(28.00)	281.3	226.7	(19.41)
Huatulco	7.6	7.9	3.95	57.9	49.8	(13.99)
Mérida	25.7	18.5	(28.02)	61.1	44.0	(27.99)
Minatitlán	1.1	0.7	(36.36)	2.1	1.6	(23.81)
Oaxaca	9.9	12.5	26.26	23.4	30.6	30.77
Tapachula	0.9	0.9	-	2.2	2.0	(9.09)
Veracruz	16.8	14.2	(15.48)	34.2	29.9	(12.57)
Villahermosa	12.6	10.3	(18.25)	25.1	21.8	(13.15)
TOTAL	2,633.7	1,827.3	(30.62)	5,778.1	5,067.4	(12.30)
Note: Passenger figures exclude transit and general aviation passengers.

ASUR 2Q09, Page 2 of 14

Table III: Total Passengers (in thousands)

Airport	2Q08	2Q09	% Change	1H08	1H09	% Change
Cancún	3,318.0	2,403.0	(27.58)	6,966.6	6,052.6	(13.12)
Cozumel	155.9	103.9	(33.35)	329.1	252.7	(23.21)
Huatulco	73.1	85.4	16.83	188.2	210.3	11.74
Mérida	328.4	231.1	(29.63)	678.5	495.5	(26.97)
Minatitlán	41.4	32.4	(21.74)	80.8	68.4	(15.35)
Oaxaca	133.5	110.4	(17.30)	278.0	265.5	(4.50)
Tapachula	59.7	48.7	(18.43)	122.1	107.0	(12.37)
Veracruz	252.6	188.3	(25.46)	491.7	411.2	(16.37)
Villahermosa	251.5	176.2	(29.94)	504.9	375.7	(25.59)
TOTAL	4,614.1	3,379.4	(26.76)	9,639.9	8,238.9	(14.53)
Note: Passenger figures exclude transit and general aviation Passengers.

Consolidated Results for 2Q09

Total revenues for 2Q09 declined year-over-year by 16.10% to Ps.678.4 million. This was mainly due to declines of:

•	17.71% in revenues from aeronautical services principally as a result of the 26.76% decline in passenger traffic; and
•	12.99% in revenues from non-aeronautical services, principally as a result of the 11.74% decrease in commercial revenues detailed below.

ASUR classifies commercial revenues as those derived from the following activities: duty-free services, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lots.

Commercial revenues fell by 11.74% year-over-year during the quarter, mainly as a result of the decline in passenger traffic generated by the Influenza H1N1 outbreak during the period. There were declines in revenues in the following activities

•	15.42% in duty-free stores;
•	2.89% in banking and currency exchange services;
•	31.96% in advertising;
•	20.48% in ground transportation;
•	5.71% in retail operations;
•	22.99% in food and beverage;
•	14.41% in parking lot fees; and
•	13.25% in other revenues

ASUR 2Q09, Page 3 of 14

These declines were partially offset by revenue increases of 31.85% in car rental companies and 10.90% in teleservices.

New Retail and Other Commercial Space

Business Name	Type	Opening Date
Cancun
Mas Business	Gift shop	April 2009
Mérida
Rent A Matic Itza	Car rental company	April 2009

Total operating costs and expenses for 2Q09 increased 2.04% year over year, primarily as a result of increases of:

•	8.86% in cost of services, mainly reflecting a Ps.34.0 million deferred provision that was reversed in 2Q08 as a result of the personnel reorganization; and
•	5.25% in depreciation and amortization, resulting from the depreciation of new investments in fixed assets and improvements made to concession assets.

These increases were partially offset by the following declines:

•	6.46% in administrative expenses;
•	15.95% in concession fees paid to the Mexican government, mainly due to lower revenues (a factor in the calculation of the fee).
•	24.63% in the technical assistance fee paid to ITA, reflecting the decline in EBITDA for the quarter (a factor in the calculation of the fee).

Operating margin for the quarter declined to 35.86% from 47.26% in 2Q08. This was mainly the result of the 16.10% decline in revenues and the 2.04% increase in costs during the period.

Following the changes in Mexican tax law that took effect January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica”, or “IETU”) and eliminated the asset tax, the Company evaluated and reviewed its deferred assets and liabilities position under Mexican Financial Reporting Standards.

During 2Q09, ASUR’s subsidiaries that pay IETU made provisional tax payments of Ps.23.0 million.

ASUR 2Q09, Page 4 of 14

During the quarter, ASUR recognized asset taxes for a total of Ps.8.9 million under the line item Provision for Asset Tax. We do not expect to recover these asset taxes.

Net income for 2Q09 declined 50.84% to Ps.125.44 million from Ps.255.16 million in 2Q08. Earnings per common share for the quarter were Ps.0.4181, or earnings per ADS (EPADS) of US$0.3174 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.0.8505, or EPADS of US$0.6457, for the same period last year.

Table IV: Summary of Consolidated Results for 2Q09
	2Q08	2Q09	% Change
Total Revenues	808,518	678,374	(16.10)
Aeronautical Services	532,630	438,319	(17.71)
Non-Aeronautical Services	275,888	240,055	(12.99)
Commercial Revenues	231,207	204,071	(11.74)
Operating Profit	382,115	243,284	(36.33)
Operating Margin %	47.26%	35.86%	(24.12%)
EBITDA	531,865	400,901	(24.62)
EBITDA Margin %	65.78%	59.10%	(10.16%)
Net Income	255,158	125,439	(50.84)
Earnings per Share	0.8505	0.4181	(50.84)
Earnings per ADS in US$	0.6457	0.3174	(50.84)

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 13.1722

 Table V: Commercial Revenues per Passenger for 2Q09

	2Q08	2Q09	% Change
Total Passengers (‘000)	4,691	3,442	(26.63)
Total Commercial Revenues	231,207	204,071	(11.74)
Commercial revenues from direct operations (1)	44,652	36,466	(18.33)
Commercial revenues excluding direct operations	186,555	167,605	(10.16)

Total Commercial Revenue per Passenger	49.29	59.29	20.29
Commercial revenue from direct operations per passenger (1)	9.52	10.59	11.24
Commercial revenue per passenger (excluding direct operations)	39.77	48.70	22.45

Note: For purposes of this table, approximately 76,700 and 62,300 transit and general aviation passengers are included for 2Q08 and 2Q09, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

ASUR 2Q09, Page 5 of 14

     Table VI:  Operating Costs and Expenses for 2Q09

	2Q08	2Q09	% Change
Cost of Services	180,271	196,237	8.86
Administrative	28,006	26,196	(6.46)
Technical Assistance	27,994	21,100	(24.63)
Concession Fees	40,382	33,940	(15.95)
Depreciation and Amortization	149,750	157,617	5.25
TOTAL	426,403	435,090	2.04
Note: Figures in nominal pesos.

Consolidated Results for 1H09

Total revenues for 1H09 declined year-over-year by 0.91% to Ps.1,663.0 million. This was mainly due to a 3.88% decline in revenues from aeronautical services as a result of the 14.53% decline in passenger traffic during the period, partially offset by the increase in rates that was approved in 1Q09. This decline in revenues from aeronautical services was partially offset by a 5.16% increase in revenues from non-aeronautical services, principally as a result of the 7.68% rise in commercial revenues detailed below.

Commercial revenues for 1H09 rose by 7.68% year-over-year, principally as a result of revenue increases in the following areas:

•	11.29% in duty-free stores;
•	9.44% in retail operations;
•	0.50% in advertising;
•	10.22% in banking and currency exchange services;
•	14.04% in teleservices;
•	32.67% in car rental companies; and
•	7.90% in other income.

These increases were partially offset by revenue declines in the following areas:

•	8.80% in parking lot fees;
•	5.44% in ground transportation services; and
•	0.67% in food and beverage.

Total operating costs and expenses for 1H09 increased by 3.47%, mainly due to the following:

ASUR 2Q09, Page 6 of 14

•	a 6.48% increase in cost of services, mainly due to a deferred provision that was reversed in 2Q08 as a result of the personnel reorganization; and
•	a 5.71% increase in depreciation and amortization, resulting from the depreciation of investments in fixed assets and improvements made to concession assets.

This was partially offset by the following:

•	a 6.83% decline in administrative expenses;
•	a 2.53% decline in technical assistance costs, reflecting the corresponding decrease in EBITDA during the period; and
•	a 6.26% decrease in concession fees, mainly due to lower revenues.

Operating margin decreased to 46.34% for 1H09, down from 48.62% for 1H08. This was mainly the result of the 0.91% decline in revenues and the 3.47% increase in costs and expenses during the period.

Net income for 1H09 declined by 23.07% to Ps.467.16 million. Earnings per common share for the period were Ps.1.5572, or earnings per ADS (EPADS) of US$1.1822 (one ADS represents ten series B common shares). This compares with Ps.2.0241, or EPADS of US$1.5367, for the same period last year.

       Table VII: Summary of Consolidated Results for 1H09

     (in thousands)

	1H08	1H09	% Change
Total Revenues	1,678,408	1,663,066	(0.91)
Aeronautical Services	1,127,345	1,083,561	(3.88)
Non-Aeronautical Services	551,063	579,505	5.16
Commercial Revenues	466,836	502,691	7.68
Operating Profit	815,963	770,717	(5.55)
Operating Margin %	48.62%	46.34%	(4.68%)
EBITDA	1,114,827	1,086,658	(2.53)
EBITDA Margin %	66.42%	65.34%	(1.63%)
Net Income	607,234	467,166	(23.07)
Earnings per Share	2.0241	1.5572	(23.07)
Earnings per ADS in US$	1.5367	1.1822	(23.07)
Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 13.1722.

ASUR 2Q09, Page 7 of 14

Table VIII:	Commercial Revenues per Passenger for 1H09
(in thousands)
	1H08	1H09	% Change
Total Passengers *(‘000)	9,820	8,368	(14.79)
Total Commercial Revenues	466,836	502,691	7.68
Commercial revenues from direct operations (1)	88,987	91,235	2.53
Commercial revenues excluding direct operations	377,849	411,456	8.89

	1H08	1H09	% Change
Total Commercial Revenue per Passenger	47.54	60.07	26.36
Commercial revenue from direct operations per passenger (1)	9.06	10.90	20.31
Commercial revenue per passenger (excluding direct operations)	38.48	49.17	27.78

* For purposes of this table, approximately 179,700 and 129,100 transit and general aviation passengers are included for 1H08 and 1H09, respectively.

(1)	Revenues from direct commercial operations represent only ASUR’s operation of ten convenience stores as well as the direct sale of advertising space by the Company.

Table IX:	Operating Costs and Expenses for 1H09
(in thousands)
	1H08	1H09	% Change
Cost of Services	363,029	386,544	6.48
Administrative	59,998	54,039	(6.83)
Technical Assistance	58,675	57,193	(2.53)
Concession Fees	83,879	78,632	(6.26)
Depreciation and Amortization	298,864	315,941	5.71
TOTAL	862,445	892,349	3.47

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 1H09 were Ps.1,266.27 million, resulting in an annual average tariff per workload unit of Ps.149.55. ASUR’s regulated revenues accounted for approximately 76.14% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

ASUR 2Q09, Page 8 of 14

Balance Sheet

On June 30, 2009, Airport Facility Usage Rights and Airport Concessions represented 79.40% of the Company’s total assets, with current assets representing 11.74% and other assets representing 8.86%.

On June 30, 2009, cash and marketable securities were Ps.973.32 million. On the same date, shareholder’s equity was Ps.13,538.16 million and total liabilities were Ps.2,741.06 million, representing 83.16% and 16.84% of total assets, respectively. Total deferred liabilities represented 71.03% of the Company’s total liabilities.

In May 2009, Aeropuerto de Cancún, S.A. de C.V., our subsidiary that operates the Cancún airport, executed three term credit facilities, consisting of a Ps.250 million three-year term credit facility from each of IXE Banco, Banco Santander and BBVA Bancomer. The facilities each have 11 equal amortizations of principal, are denominated in pesos, and charge interest at a rate based on the Tasa de Interes Intercambiaria de Equilibria, or Interbank Equilibrium Interest Rate (“TIIE”) plus 1.75% to 2.00%. Each of these facilities may be used for general corporate purposes, and we expect to use them to fund capital expenditures related to our master development plans. As of July 27, 2009, Ps.600 million had been disbursed under these facilities.

Some of these credit facilities require us and our Cancun Airport subsidiary to maintain a liquidity ratio of at least 1.25 to 1.00, an interest coverage ratio of at least 5.00 to 1.00, a ratio of liabilities to stated capital of no greater than 0.75 to 1.00, and a ratio of earnings before income, taxes, depreciation and amortization to debt of at least 2.00 to 1.00, or incur more than Ps.500 million of additional debt. If we fail to comply with these and other covenants, certain facilities restrict our ability to pay dividends to our shareholders.

To reduce ASUR’s exposure to adverse fluctuations in interest rates, management has entered into interest rate swap agreements for each of the three credit facilities, effective 3Q09, which have fixed the TIIE at between 6.21% to 6.37%.

Capital Expenditures

During the quarter, ASUR made investments of Ps.56.35 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans. During 1H09, ASUR made capital investments of Ps.97.05 million.

ASUR 2Q09, Page 9 of 14

2Q09 Earnings Conference Call

Day:	Tuesday, July 28, 2009

Time:	10:00 AM US EST; 9:00 AM Mexico City time

Dial-in number:	888.680.0879 (US & Canada) and 617.213.4856 (International & Mexico)

Access Code:	89671179

Pre-registration:

If you would like to pre-register for the conference call use the following link:
https://www.theconferencingservice.com/prereg/key.process?key=PF84P3NQK.
Pre-registering is not mandatory but is recommended as it will provide you immediate entry into the call and will facilitate the timely start of the conference. You will receive a code that allows you to enter the call directly. Pre-registration only takes a few moments, and you may do so at any time, including up to and after call start time.

To pre-register, please click the link above. Alternatively, if you would rather be placed into the call by an operator, please call at least 10 minutes prior to call start time.

Replay:

Starting Tuesday, July 28, 2009 at 1:00 PM US ET, ending at midnight US ET on Tuesday, August 4, 2009. Dial-in number: 888.286.8010 (US & Canada); 617.801.6888 (International & Mexico). Access Code: 51164919.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 2Q09, Page 10 of 14

ASUR
AEROPUERTOS DEL SURESTE

Operating Results per Airport

Thousands of Mexican pesos

Item	2Q08	2Q09	% change	1H08	1H09	% change
Cancún						
Aeronautical Revenues	394,938	315,995	(19.99)	840,805	817,967	(2.72)
Non-Aeronautical Revenues	231,029	200,766	(13.10)	463,724	494,073	6.54
Operating Profit	320,230	75,582	(76.40)	679,437	539,927	(20.53)
EBITDA	417,556	178,600	(57.23)	873,295	744,504	(14.75)
Cozumel						
Aeronautical Revenues	19,465	18,199	(6.50)	41,655	39,383	(5.45)
Non-Aeronautical Revenues	6,520	6,580	0.92	12,648	13,409	6.02
Operating Profit	1,913	(2,193)	(214.64)	8,935	1,664	(81.38)
EBITDA	10,093	5,685	(43.67)	25,302	18,874	(25.41)
Merida						
Aeronautical Revenues	31,989	31,284	(2.20)	66,075	60,017	(9.17)
Non-Aeronautical Revenues	13,596	9,674	(28.85)	26,706	23,552	(11.81)
Operating Profit	5,671	(8,429)	(248.63)	15,768	(3,743)	(123.74)
EBITDA	17,398	3,427	(80.30)	39,224	19,485	(50.32)
Villahermosa						
Aeronautical Revenues	27,410	19,811	(27.72)	54,880	43,363	(20.99)
Non-Aeronautical Revenues	8,393	7,121	(15.16)	15,862	15,095	(4.84)
Operating Profit	9,992	(9,831)	(198.39)	20,887	(4,616)	(122.10)
EBITDA	18,020	(1,425)	(107.91)	36,955	12,189	(67.02)
Others						
Aeronautical Revenues	58,828	53,030	(9.86)	123,930	122,831	(0.89)
Non-Aeronautical Revenues	16,350	15,914	(2.67)	32,123	33,376	3.90
Operating Profit	44,309	188,155	324.64	90,936	237,485	161.16
EBITDA	68,798	214,614	211.95	140,051	291,606	108.21
Group						
Aeronautical Revenues	532,630	438,319	(17.71)	1,127,345	1,083,561	(3.88)
Non-Aeronautical Revenues	275,888	240,055	(12.99)	551,063	579,505	5.16
Operating Profit	382,115	243,284	(36.33)	815,963	770,717	(5.55)
EBITDA	531,865	400,901	(24.62)	1,114,827	1,086,658	(2.53)

Note: During 4Q07 ASUR signed an intercompany agreement that recognized the obligation to operate the nine concessions jointly.

ASUR 2Q09, Page 11 of 14

ASUR 2Q09, Page 12 of 14

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to June 30, 2009 and 2008

Thousands of Mexican pesos

Item	1H08	1H09	% Change	2Q08	2Q09	% Change
Revenues						
Aeronautical Services	1,127,345	1,083,561	(3.88)	532,630	438,319	(17.71)
Non-Aeronautical Services	551,063	579,505	5.16	275,888	240,055	(12.99)
Total Revenues	**1,678,408**	**1,663,066**	**(0.91)**	**808,518**	**678,374**	**(16.10)**
Operating Expenses						
Cost of Services	363,029	386,544	6.48	180,271	196,237	8.86
General and Administrative Expenses	57,998	54,039	(6.83)	28,006	26,196	(6.46)
Technical Assistance	58,675	57,193	(2.53)	27,994	21,100	(24.63)
Concession Fee	83,879	78,632	(6.26)	40,382	33,940	(15.95)
Depreciation and Amortization	298,864	315,941	5.71	149,750	157,617	5.25
Total Operating Expenses	**862,445**	**892,349**	**3.47**	**426,403**	**435,090**	**2.04**
Operating Income	**815,963**	**770,717**	**(5.55)**	**382,115**	**243,284**	**(36.33)**
Comprehensive Financing Cost	61,474	21,382	(65.22)	24,280	(15,049)	(161.98)
Non-Ordinary Item						
Non-Ordinary Item	9,429	12,444	31.98	8,897	2,412	(72.89)
Income Before Income Taxes	**868,008**	**779,655**	**(10.18)**	**397,498**	**225,823**	**(43.19)**
Provision for IETU	65,317	84,590	29.51	48,341	9,004	(81.37)
Provision for Income Tax	26,159	71,272	172.46	13,921	47,564	241.67
Provision for Asset Tax	(576)	18,416	(3,297.22)	(61)	8,944	(14,762.30)
Deferred Income Taxes	163,593	138,211	(15.52)	78,691	36,803	(53.23)
Deferred IETU	6,281	-	(100.00)	1,448	(1,931)	(233.36)
Net Income for the Year	**607,234**	**467,166**	**(23.07)**	**255,158**	**125,439**	**(50.84)**
Earnings per share	**2.0241**	**1.5572**	**(23.07)**	**0.8505**	**0.4181**	**(50.84)**
Earnings per American Depositary Share (in U.S. Dollars)	**1.5367**	**1.1822**	**(23.06)**	**0.6457**	**0.3174**	**(50.84)**

Exchange rate per dollar Ps. 13.1722

ASUR 2Q09, Page 13 of 14

ASUR 2Q09, Page 14 of 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: July 27, 2009